Exhibit 99.1

Mereo BioPharma Announces Updated Operating Plan to Maximize Shareholder Value

Targets 40% Reduction in Headcount and Significant Expense Reductions as Company Continues to Guide Lead Programs Through Upcoming Value Creating Milestones

Reiterates Commitment to Disciplined Capital Allocation and Management of Mereo’s Promising Pipeline

Provides Encouraging Development Updates on Lead Programs; Follows Alvelestat’s Fast Track Designation by the U.S. Food & Drug Administration

LONDON – October 18, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today provided an update to its operating plan and programs. With this go-forward operating plan, Mereo will maintain the ability to progress its core programs, deliver on multiple near-term milestones and maximize value for shareholders. The updated plan extends the Company’s cash runway into 2026.

“The Company has worked carefully to develop a plan that takes into account the evolution of our programs, the current business and market environment and ongoing discussions with shareholders,” said Michael Wyzga, Chair of Mereo’s Board of Directors. “Our updated plan, which has been unanimously approved by Mereo’s Board of Directors, positions us to maximize the Company’s value by prioritizing our funding to our most promising programs.”

The Company will retain the core capabilities and key personnel needed to advance its two core rare disease programs and to generate value from its assets. With a targeted reduction in the employee base of up to 40% and a significant reduction in other costs, the Company will operate at what it believes to be the minimum level of resources currently required to continue executing on its strategy whilst remaining publicly listed.

As of June 30, 2022, the Company had approximately £76 million in cash on hand. As a result of these actions, the Company’s cash runway has been further extended into 2026 from its previous guidance of into Q2 2025.

Additionally, Mereo provided updates on its lead programs:

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Setrusumab (UX143) – Setrusumab is currently being studied in an ongoing Phase 2/3 registrational trial in patients aged 5-25 with Osteogenesis Imperfecta (OI) (NCT05125809) being conducted by its partner, Ultragenyx. A protocol amendment for the Phase 2 part of the study removes the placebo arm and continues evaluating the same two dose levels of setrusumab as in the original protocol. This amendment has been submitted to the U.S. Food and Drug Administration (FDA) and is now subject to approval by the site-specific Institutional Review Boards (IRB). Ultragenyx currently expects to complete enrollment in this portion of the study in the next few months, and to transition to the Phase 3 portion in the first half of 2023. Further, Ultragenyx plans to initiate a pediatric study in patients with OI aged 2 to <5 years, also in the first half of 2023. This program is, and will remain, the main focus of Mereo’s capital resources.

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Alvelestat – An R&D Update on the alvelestat program for alpha-1-anti-trypsin deficiency (AATD) has been scheduled for 8:00 am ET on October 31, 2022. This update will include commentary from and Q&A with leading pulmonology experts, further to the receipt of Fast Track Designation from the FDA announced yesterday.

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Etigilimab – In the ongoing Phase 1b/2 study in combination with nivolumab, the Company reported that 16 patients remain on study and responding to therapy. As previously announced, the study continues to be wound down as patients’ disease progresses, requiring less of the Company’s resources, and will terminate once all patients have disease progression or have left the study.

“Our revised operating plan seeks to retain key personnel and conserve shareholder capital as we work to maximize the value of our promising rare disease programs for our shareholders, who share our conviction in these assets and their potential to create positive outcomes for patients and their families,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “With the changes Ultragenyx has made to the setrusumab development plan, the recent Fast Track designation for alvelestat for AATD and important milestones for our two core programs approaching over the next year or so, we believe this revised plan successfully positions Mereo for the future. I would like to thank all the affected employees for their dedication to developing potential treatments for patients with rare diseases and cancer.”

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2 - <5 years old) in the first half of 2023. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD, Fast Track designation from the FDA, and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999

Tom Johnson / Dan Scorpio

Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth

Investors	investors@mereobiopharma.com